DLA Piper Rudnick Gray Cary US LLP 2000 University Avenue East Palo Alto, California 94303-2215 T 650.833.2444 F 650.833.2001 W www.dlapiper.com

August 25, 2006

By Facsimile (202) 772-9203, UPS and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Daniel F. Duchovny

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Electronic Arts Inc.

Schedule TO-I

Filed on August 16, 2006

File No. 005-40740

Dear Mr. Duchovny:

We are writing on behalf of our client, Electronic Arts Inc. (the “Company”), in response to the letter of comments from the Staff of the Securities and Exchange Commission dated August 21, 2006 with respect to the Company’s Schedule TO-I, File No. 005-40740 (the “Schedule TO”). The Company is filing concurrently herewith via EDGAR Amendment No. 1 to the Schedule TO (the “Amendment”). The numbered paragraphs below restate the numbered paragraphs in the Staff’s letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment. The page numbers set forth in the following discussion refer to the pages of the Amendment.

Schedule TO-I

Item 10. Financial Statements

1.	Please provide us your brief legal analysis for your conclusion that the pro forma financial statements required by Item 10 of Schedule TO are not required to be disclosed.

The Company supplementally advises the Staff that the pro forma financial information required by Item 1010(b) of Regulation M-A is not included in the Offer to Exchange because the information is not material to investors. The Company does not expect to incur compensation expense for financial reporting purposes in connection with the exchange offer that is materially greater than it would have incurred had the options accepted for exchange remained outstanding. Therefore, the transaction will not have a material effect on the items enumerated under Item 1010(b) of Regulation M-A.

Serving clients globally

Mr. Daniel F. Duchovny

August 25, 2006

Page Two

Offer to Exchange

Cover Page

2.	Please tell us your basis for including in this cover page the legend that states the offer document constitutes part of a Section 10(a) prospectus relating to your equity incentive plan.

The legend referenced by the Staff was included pursuant to the requirements of Rule 428(b)(1)(iii) of Regulation C, as the offer to exchange contains material information regarding the awards issuable under the Company’s 2000 Equity Incentive Plan, which is subject to an effective registration statement on Form S-8. The material information is required by Part 1, Item 1 of the instructions to Form S-8 registering the offer and sale of shares pursuant to the plan.

Section 6. Acceptance of Options for Exchange, page 28

3.	Refer to the fourth paragraph in this section where you state that you will send award agreements to tendering security holders “as promptly as practicable.” Please revise your disclosure to comply with the requirements of Rule 13e-4(f)(5), which requires the payment of consideration offered to be effected “promptly.”

In response to the Staff’s comment, we have revised the fourth paragraph of Section 6 and Question 19 of the Summary Term Sheet on page nine to indicate that the Company will promptly deliver the award agreements.

Section 8. Price Range of Our Common Stock, page 31

4.	Please correct the dates in the table included in this section.

As discussed with the Staff, please note that the March 31, 2007 date refers to the Company’s current fiscal year end.

Section 11. Interests of Directors and Officers, page 39

5.	Please tell us why you need to qualify your disclosure in the second and third paragraphs “to your knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

In response to the Staff’s comment, we have revised the disclosure on pages 39 and 40 to clarify that the Company’s knowledge is based on what has been reported by its officers, directors and affiliates. As discussed with the Staff, the Company only has knowledge of those transactions to which it is a party or which have been reported to it for purposes of compliance with Section 16 of the Securities Exchange Act of 1934.

Mr. Daniel F. Duchovny

August 25, 2006

Page Three

Section 16. Extension of Offer, page 43

6.	We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.” Defining the conditions as an ongoing right that may be asserted “at any time and from time to time” suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the first paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

As noted in the Staff’s comment, the Company confirms its understanding that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to the expiration of the offer.

In response to the Staff’s concern as to the first sentence of Section 16, we have deleted the reference to Section 7 and “Conditions to the Offer.” Moreover, in accordance with Rule 14e-1(d)(ii), paragraph 4 of Section 16 requires announcement by 9:00 a.m. Eastern time on the next business day following the last scheduled expiration date if the offer is extended.

Section 20. Forward-Looking Statements, page 45

7.	Your disclosure indicates that reports filed with the Commission contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise to delete the reference to that Act.

In response to the Staff’s comment, the Company has revised the disclosure to remove reference to the Private Securities Litigation Reform Act of 1995.

Mr. Daniel F. Duchovny

August 25, 2006

Page Four

8.	We note your statement in the last sentence of the first paragraph that you “assume no obligation and [do] not intend to update” any forward-looking statements. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise.

In response to the Staff’s comment, the Company has revised to clarify that it will update its disclosure as required by the federal securities laws.

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Please contact me at (650) 833-2026 with any questions or comments regarding the foregoing.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/s/ John G. Saia
John G. Saia
John.saia@dlapiper.com

cc:	David Leeb, Electronic Arts Inc.

Sharon Zezima, Electronic Arts Inc.

William H. Hoffman, DLA Piper Rudnick Gray Cary US LLP

John G. Saia, DLA Piper Rudnick Gray Cary US LLP